Exhibit 99.1 !"#$"%&'()*)+',%-'#&') ./0"%1)211%&(3 4'51671,)89:)8;9< 1

The information contained herein should be read in conjunction with, and is qualified by, the information in KBS Real Estate Investment Trust II’s (the “Company” or “KBS REIT II”) Annual Report on Form 10-K for the year ended December 31, 2018 (the “Annual Report”), Quarterly Report on Form 10-Q for the period ended September 30, 2019 (the “Quarterly Report”) and in KBS REIT II’s preliminary proxy Important statement filed with the SEC on November 15, 2019 (the “Preliminary Proxy Statement”), including the “Risk Factors” contained therein. For a full description of the limitations, methodologies and assumptions used to value KBS REIT II’s assets and liabilities in connection with the calculation of KBS REIT II’s estimated value per share, see Disclosures Current Report on Form 8-K, filed with the SEC on November 15, 2019 (the “Valuation 8-K”). Forward-Looking Statements Certain statements contained herein may be deemed to be forward-looking statements within the meaning of the Federal Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created by Section 21E of the Securities Exchange Act of 1934, as amended. These statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law. Such statements are subject to known and unknown risks and uncertainties which could cause actual results to differ materially from those contemplated by such forward-looking statements. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements. These statements are based on a number of assumptions involving the judgment of management. As discussed in the Preliminary Proxy Statement, in connection with a review of potential strategic alternatives available to KBS REIT II, the board of directors of KBS REIT II has determined that it is in the best interest of KBS REIT II and its stockholders to sell all or substantially all of KBS REIT II’s properties and assets and liquidate and dissolve KBS REIT II pursuant to the Plan of Liquidation (defined herein). The Plan of Liquidation requires the affirmative vote of holders of shares of KBS REIT II’s common stock entitled to cast a majority of all the votes entitled to be cast on the Plan of Liquidation proposal. If the Plan of Liquidation is approved by KBS REIT II’s stockholders, there are many factors that may affect the amount of liquidating distributions ultimately paid to KBS REIT II’s stockholders, including, among other things, the ultimate sale price of each asset, changes in market demand for office properties during the sales process, the amount of taxes, transaction fees and expenses relating to the liquidation and dissolution, and unanticipated or contingent liabilities that could arise. No assurance can be given as to the amount or timing of liquidating distributions KBS REIT II will ultimately pay to its stockholders. If KBS REIT II underestimated its existing obligations and liabilities or if unanticipated or contingent liabilities arise, the amount of liquidating distributions ultimately paid to KBS REIT II’s stockholders could be less than estimated. The Company may fund distributions from any source including, without limitation, from borrowings. Distributions paid through September 30, 2019 have been funded in part with cash flow from operating activities, debt financing, proceeds from the sales of real estate properties and the repayment or sale of real estate loans receivables. Actual events may cause the value and returns on the Company’s investments to be less than that used for purposes of the Company’s estimated NAV per share and estimated net proceeds from liquidation. With respect to the estimated NAV per share, the appraisal methodology used for the appraised properties assumes the properties realize the projected net operating income and expected exit cap rates and that investors would be willing to invest in such properties at yields equal to the expected discount rates. Though the appraisals of the appraised properties, with respect to CBRE, and the valuation estimates used in calculating the estimated value per share, with respect to the Company’s advisor and the Company, are the respective party’s best estimates as of September 30, 2019 and November 13, 2019, as applicable, the Company can give no assurance in this regard. Even small changes to these assumptions could result in significant differences in the appraised values of the appraised properties, the estimated value per share and the estimated net proceeds from liquidation. The statements herein also depend on factors such as: future economic, competitive and market conditions; the Company’s ability to maintain and/or improve occupancy levels and rental rates at its real estate properties; the Company’s ability to sell its real estate properties at the times and at the prices it expects; the Company’s ability to successfully negotiate modifications, extensions or any needed refinancing of its debt obligations; and other risks identified in Part I, Item 1A of the Company’s Annual Report and in Part II, Item 1A of the Quarterly Report and in the Preliminary Proxy Statement. ===>)?@A>BC2 !

Important Important Information for Stockholders, Additional Information and Where to Find It. On November 15, 2019, the Company filed a Preliminary Proxy Statement and the Company plans to file a definitive proxy statement for its Annual Meeting of Stockholders with the SEC. The definitive proxy statement will be sent or given to the Company’s stockholders and will contain information about the proposals to be voted on by the Disclosures Company’s stockholders at the Annual Meeting of Stockholders, including information relating to the Plan of Liquidation referenced in this presentation. This presentation does not constitute a solicitation of any vote or proxy from any stockholder of the Company. STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT CAREFULLY AND IN ITS ENTIRETY WHEN IT IS AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS OR MATERIALS FILED OR TO BE FILED WITH THE SEC OR (cont.) INCORPORATED BY REFERENCE IN THE DEFINITIVE PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSALS TO BE VOTED ON BY THE COMPANY’S STOCKHOLDERS AT THE ANNUAL MEETING OF STOCKHOLDERS. Stockholders will be able to obtain a copy of the definitive proxy IMPORTANT INFORMATION FOR statement and other relevant documents, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 (which will be sent or given to the STOCKHOLDERS, ADDITIONAL Company’s stockholders with the definitive proxy statement), free of charge at the SEC’s website, www.sec.gov, on the Investor Information page of the Company’s website at www.kbsreitii.com, or by directing a request by mail to KBS Capital Markets Group Investor Relations, 800 Newport Center Drive, Suite 700, Newport Beach, CA INFORMATION AND WHERE TO FIND 92660, or by calling the Broadridge proxy help line at (844) 858-7384. IT. Participation in this Solicitation The Company, its directors and executive officers, KBS Capital Advisors LLC, the Company’s external advisor (the “Advisor”) and the Advisor’s officers and employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the proposals to be voted on at the Annual Meeting of Stockholders, including the Plan of Liquidation. Information regarding the Company, its directors and executive officers and the Advisor, including detailed information regarding the interests of such entities or persons in the solicitation, is included in the Company’s Preliminary Proxy Statement and will be included in the definitive proxy statement in connection with the Annual Meeting of Stockholders. Stockholders may obtain the definitive proxy statement and other relevant documents free of charge as described above. ===>)?@A>BC2 "

Transactional volume in excess of $42.3 billion1, About KBS AUM of $11.2 billion1 and 35.3 million square feet under management1. Formed by Peter Bren and Chuck 8th Largest Office Owner Globally, National Schreiber in 1992. Real Estate Investor2. Over 26 years of investment and Among Top 44 Global Real Estate Investment management experience with Managers, Pensions & Investments3. extensive long-term investor relationships. Buyer and seller of well-located, yield- generating office and industrial properties. Advisor to public and private pension plans, endowments, foundations, sovereign wealth funds and publicly registered non-traded REITs. 1 As of September 30, 2019. A trusted landlord to thousands of office and 2 The ranking by National Real Estate Investor is based on volume of office space owned globally, as of December 31, industrial tenants nationwide. 2017. The results were generated from a survey conducted by National Real Estate Investor based on advertising and website promotion of the survey, direct solicitation of responses, direct email to subscribers and other identified office owners and A preferred partner with the nation’s largest daily newsletter promotion of the survey, all supplemented with a review of public company SEC filings. lenders. 3 KBS was ranked #44 on Pensions & Investments List of Largest Real Estate Investment Managers, September 30, 2019. Ranked by total worldwide real estate assets, in millions, as of June 30, 2019. Real estate assets were reported net of leverage, including contributions committed or received, but not yet A development partner for office, mixed-use invested and multi-family developments. ===>)?@A>BC2 #

KBS REIT II Asset Map Current Equity Assets Sold and Liquidated Assets (Equity and Debt) ===>)?@A>BC2 $

KBS

Fund and Portfolio Overview

As of September 30, 2019, unless otherwise noted. The Portfolio Overview information shown includes both Campus Drive properties, which were classified as held for sale ("HFS") as of September 30, 2019. Please see pages 9 & 10 for detailed portfolio information not including HFS assets.

1 Amount includes disposed assets. See note 4 below.
2 NAV as of November 13, 2019. See KBS REIT II's Current Report on Form 8-K filed with the SEC on November 15, 2019.
3 See page 18 for detail on distribution history. The $10.39 total distribution is a result of special distributions of $0.05 in February 2013, $4.50 in September 2014, and $0.45 in June 2019 with the balance from monthly distributions paid through September 2019. Assumes early cash investor and all distributions received in cash.
4 As of September 30, 2019, KBS REIT II had sold 19 equity assets, and had eight debt investments that were sold or paid off upon or prior to maturity. In addition, KBS REIT II sold 3 buildings at Corporate Tech Centre in Q2 2018.
5 Based on the November 2019 estimated value of real estate properties owned by KBS REIT II as of September 30, 2019.
6 Represents rentable square feet of real estate properties owned as of September 30, 2019.
7 Includes future leases that have been executed but had not yet commenced as of September 30, 2019.
8 Calculated as total debt on properties as of September 30, 2019 divided by the November 2019 estimated value of the current portfolio.

FUND OVERVIEW

Total Equity Raised
$1.82 billion

Total Acquisitions/Originations[1]
$3.3 billion

Current Net Asset Value (NAV)[2]
$3.79 per share

Total Distributions Paid[3]
$10.39

PORTFOLIO OVERVIEW

Total Equity Sales & Debt Asset Payoffs[4]
$2.59 billion

Dec. 2019 Est. Value of Current Portfolio[5]
$1.08 billion

Current Rentable Sq. Ft[6]
3,907,464

Total Leased[7]
80.2%

Total Leverage[8]
38.9%

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6

Portfolio Leased Real Estate Asset Location Purchase Price Cost Basis1 Occupancy at 9/30/20192 Summary CURRENT ASSETS Willow Oaks Corporate Center Fairfax, VA $ 112,173,598$ 157,208,059 59.7% As of September 30, 2019 Union Bank Los Angeles, CA 208,121,099 246,667,345 80.6% Granite Tower Denver, CO 149,004,683 179,034,689 94.0% Fountainhead Plaza Phoenix, AZ 136,000,000 136,073,228 100.0% Corporate Tech Centre San Jose, CA 165,254,496 181,862,469 41.6% Total - Current Real Estate Assets $ 770,553,876 $ 900,845,790 76.3% HELD FOR SALE ASSETS 100 & 200 Campus Drive Buildings3 Florham Park, NJ $ 180,700,000$ 238,167,326 85.6% 300 - 600 Campus Drive Buildings3 Florham Park, NJ 184,300,000 234,865,309 93.4% Total - Current Real Estate Assets $ 365,000,000$ 473,032,635 89.4% !"G%.("40.).")'*+&,-."%;)L)'0+"/&;*K0.-"/;)*-="*0/)(0+"-U/-',)(&;-."0'," +-0.)'L"*%$$)..)%'."0."%9"2-/(-$4-;"<>="6>!?1 6"V-0.-,"%**&/0'*M")'*+&,-."9&(&;-"+-0.-."(K0( K0,"4--'"-U-*&(-,"4&(" Total REIT II Real Estate Assets $ 1,135,553,876 $ 1,373,878,42 80.2% K0,"'%("M-("*%$$-'*-,"0."%9"2-/(-$4-;"<>="6>!?1 5 <"W;%/-;()-."0;-"*&;;-'(+M"&',-;"*%'(;0*("(%".-++1 ===>)?@A>BC2 &

KBS

Portfolio Sales Summary

As of September 30, 2019

Asset	Sale Date	Cost Basis[1]	Net Sales Price[2]	Net Sales Proceeds[3]	Debt Payoff	Net Proceeds
Hartman II	6/28/2012	$ 11,113,000	$ 12,650,000	$ 12,283,407	$ 6,755,627	$ 5,527,780
Mountain View	5/14/2014	33,316,000	25,417,000	24,394,290	12,624,000	11,770,290
Dallas Cowboys	6/11/2014	19,273,000	22,250,000	21,645,478	11,793,118	9,852,360
601 Tower at Carlson Center	6/11/2014	60,405,000	74,946,000	72,586,261	16,320,000	56,266,261
Plano Business Park	6/16/2014	18,229,000	23,297,000	22,683,492	10,266,968	12,416,524
Metropolitan Center	6/27/2014	108,075,000	108,458,000	105,404,679	33,360,000	72,044,679
300 N LaSalle	7/7/2014	663,847,000	849,604,000	817,845,664	344,600,796	473,244,868
Torrey Reserve West	7/10/2014	29,489,000	39,150,000	38,164,856	16,827,945	21,336,911
Two Westlake	7/25/2014	94,759,000	119,899,000	117,407,448	53,130,000	64,277,448
City Place Tower	8/21/2014	130,996,000	149,878,000	145,920,077	71,000,000	74,920,077
I-81 Industrial	11/18/2014	92,900,000	103,871,000	100,811,567	56,822,369	43,989,198
Crescent VIII	11/20/2014	14,500,000	16,438,000	15,823,796	7,970,927	7,852,869
One Main Place	12/24/2014	64,500,000	84,424,000	82,675,208	16,938,500	65,736,708
National City Tower	2/13/2015	124,600,000	124,000,000	121,764,391	89,700,000	32,064,391
350 E. Plumeria	5/17/2016	38,123,000	42,336,000	41,217,212	22,800,000	18,417,212
Gateway Corporate Center	6/14/2017	51,835,000	47,100,000	45,687,621	-	45,687,621
Horizon Tech Center	11/21/2017	43,151,000	39,451,000	37,721,399	18,000,000	19,721,399
Corporate Tech Centre[4]	2018	75,505,987	97,446,000	94,014,468	94,580,074	(565,606)
Pierre Laclede	5/23/2019	119,756,875	93,571,212	91,638,334	42,623,563	49,014,771
Emerald View	5/23/2019	40,642,673	39,869,305	38,646,623	28,066,098	10,580,525
Total		**$ 1,835,016,535**	**$ 2,114,055,517**	**$ 2,048,336,271**	**$ 954,179,985**	**$ 1,094,156,285**

1 Cost basis includes original purchase price, capital expenditures, and leasing commissions as of date of sale.
2 Net sales price is equal to the gross sales price less concessions.
3 Includes the impact of selling costs and fees, as well as debt prepayment costs.
4 Reflects three buildings sold during Q2 2018. As of September 30, 2019, five buildings remain in the Corporate Tech Centre property.

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8

Debt Sales Purchase / Sale Sale / Payoff Debt Asset Origination Repayment Debt Payoff Net Proceeds Date Summary Amount Proceeds As of September 30, 2019 Northern Trust A & B Notes 6/27/2012 $ 59,428,000$ 84,932,000 - $ 84,932,000 One Liberty Plaza 10/11/2013 66,700,000 113,091,000 - 113,091,000 One Kendall Square 12/4/2013 87,500,000 87,500,000 - 87,500,000 Tuscan Inn 2/7/2014 20,200,000 20,200,000$ 12,216,074 7,983,926 Chase Tower 2/14/2014 59,200,000 64,117,000 35,747,036 28,369,964 Pappas Commerce 6/9/2014 32,673,000 32,673,000 19,325,428 13,347,572 Summit I & II 8/4/2015 58,750,000 59,624,000 - 59,624,000 Sheraton Charlotte Airport Hotel 6/1/2018 14,500,000 14,500,000 8,711,462 5,788,538 Total $ 398,951,000$ 476,637,000$ 76,000,000$ 400,637,000 ===>)?@A>BC2 (

KBS

Portfolio Overview[1]

As of September 30, 2019

Key Statistics

No. of Assets	5
Total Rentable Sq. Ft.	2,738,618
Wtd Avg Lease Term	6.6 years
Economic Occupancy	74.0%
Leased Occupancy[2]	76.3%
No. of Tenants	83
Leverage (including HFS)	38.9%

Geographic Diversification[3]


VA
15%
CA
36%
AZ
22%
CO
27%

Leased Occupancy[2]


125%
100%
75%
50%
25%
0%
100.0%
94.0%
80.6%
59.7%
41.6%
Fountainhead Plaza
Granite Tower
Union Bank Plaza
Willow Oaks
Corporate Tech Center

Occupied SF Expirations as of September 30, 2019


Occupied SF Expiring
600,000
500,000
400,000
300,000
200,000
100,000
0
4%
2%
6%
7%
5%
23%
6%
1%
2%
9%
2%
6%
3%
24%
MTM
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
Thereafter

1 Unless otherwise noted, data excludes 100 & 200 Campus Drive & 300-600 Campus Drive as those properties were classified as held for sale as of September 30, 2019.
2 Leased occupancy includes future leases that had been executed but had not yet commenced as of September 30, 2019.
3 Based on occupied square feet as of September 30, 2019.

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10

KBS

Tenancy Overview[1]

Top 10 Tenants	Industry	Property	Leased[2] SF % of Portfolio
The University of Phoenix	Educational Services	Fountainhead Plaza	21.3%
Anadarko Petroleum Corporation	Mining, Oil & Gas Extraction	Granite Tower	17.3%
Union Bank	Finance	Union Bank	14.1%
Fairfax County School Board	Public Administration	Willow Oaks	5.9%
NXP USA, Inc	Computer Systems Design	Corporate Tech Centre	4.6%
CDK Global, Inc	Computer Systems Design	Corporate Tech Centre	3.7%
Personal Capital Advisors Corp.	Finance	Granite Tower	1.5%
Robinson, Waters & O'Drisio	Legal Services	Granite Tower	1.0%
Yoka & Smith, LLP	Legal Services	Union Bank	0.9%
Inflection Energy, LLC	Mining, Oil & Gas Extraction	Granite Tower	0.9%
TOTAL (based on total occupied square feet)			**71.2%**
Weighted Average Lease Term (Top 10 Tenants)			**7.7 years**

1 Unless otherwise noted, data excludes 100 & 200 Campus Drive & 300-600 Campus Drive as those properties were classified as held for sale as of September 30, 2019.
2 Leased occupancy includes future leases that had been executed but had not yet commenced as of September 30, 2019.
3 Based on occupied square feet as of September 30, 2019.
4 Includes various other industries that individually represent less than 3%.

As of September 30, 2019

Industry Diversification[3]


Education Services 17%
Mining, Quarrying, and Oil and Gas Extraction 19%
Computer Systems Design and Related Services 9%
Legal Services 7%
Public Administration 5%
Health Care and Social Assistance 4%
Real Estate and Rental and Leasing 4%
Other Services3 7%
Finance 28%

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11

2019 Estimated Value Per Share )!

KBS REIT II is providing this estimated value per share (i) to assist KBS REIT II in calculating the range of Valuation estimated net proceeds from its proposed liquidation and dissolution (the “Plan of Liquidation”) as discussed in Information1 the Preliminary Proxy Statement, which proposed Plan of Liquidation will be submitted to the stockholders of KBS REIT II for their consideration along with KBS REIT II’s definitive proxy statement upon its filing with the SEC and (ii) to assist broker-dealers that participated in KBS REIT II’s initial public offering in meeting their customer account statement reporting obligations under Financial Industry Regulatory Authority (“FINRA”) Rule 2231. KBS REIT II’s estimated value per share was determined in accordance with the IPA’s Valuation Guidelines. CBRE, an independent, third-party real estate valuation firm, was engaged to provide appraisals for five real estate properties (the “Appraised Properties”) as of September 30, 2019. Two properties under contract to sell subsequent to September 30, 2019 were valued at the contractual sales price less estimated closing credits. The estimated value per share did not include an enterprise (portfolio) premium or discount. On November 13, 2019, KBS REIT II’s board of directors approved $3.79 as the estimated value per share2 of KBS REIT II’s common stock as recommended by KBS Capital Advisors (the “Advisor”) and KBS REIT II’s conflicts committee, which approximates the mid-range value of the $3.55 to $3.99 range in the estimated value per share indicated in the Advisor’s valuation report. !"H%;"$%;-")'9%;$0()%'=".--"(K-"80+&0()%'"IJ@"9)+-,"5)(K"(K-"2CG %'"7%:-$4-;"!O=" 6>!?1 6"EK-"-.()$0(-,":0+&-"%9"@A2"BCDE"DDF."0..-(."+-.."(K-"-.()$0(-,":0+&-"%9"(K-" BCDEF."+)04)+)()-.="%;"7#8=",):),-,"4M"(K-"'&$4-;"%9".K0;-."%&(.(0',)'L="0++"0."%9" 2-/(-$4-;"<>="6>!?="-U*-/("9%;"*-;(0)'")(-$.",).*&..-,")'"(K-"80+&0()%'"IJ@"9%;" 5K)*K"-.()$0(-,":0+&-."5-;-"0,\&.(-,".&4.-Q&-'("(%"2-/(-$4-;"<>="6>!?1 ===>)?@A>BC2 )"

KBS

Valuation Summary

	November 2019[1] Estimated Value	December 2018[2] Estimated Value
Assets:	**$1,142.4 Million**	**$1,362.9 Million**
Real Estate Properties	$1,076.0 Million (94.2%)	$1,264.7 Million (92.8%)
Cash	$63.8 Million (5.6%)	$93.3 Million (6.8%)
Other Assets[3]	$2.6 Million (0.2%)	$4.9 Million (0.4%)
Liabilities:	**$438.5 Million**	**$438.7 Million**
Mortgage and Other Debt	$418.2 Million	$416.3 Million
Other Liabilities[4]	$20.3 Million	$22.4 Million
Net Equity at Estimated Value	**$703.9 Million**	**$924.2 Million**

1 Based on data as of September 30, 2019, except for certain items discussed in the Valuation 8-K for which estimated values were adjusted subsequent to September 30, 2019.
2 Based on data as of September 30, 2018.
3 Includes rents and other receivables, deposits and prepaid expenses as applicable.
4 Includes accounts payable, accrued liabilities, security deposits and prepaid rent.

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14

KBS

Valuation Summary

On November 13, 2019, KBS REIT II's Board of Directors approved an estimated value per share of $3.79[1]. The following is a summary of the estimated value per share changes within each asset and liability group.

December 2018 estimated value per share	$4.95
Real Estate	
Real Estate Properties	(0.30)
Selling costs related to properties sold	(0.02)
Capital expenditures on real estate	(0.34)
Total changes related to real estate	**(0.66)**
Monthly distributions in excess of operating cash flows[2]	(0.04)
Special Distribution declared in June 2019	(0.45)
Notes payable	(0.01)
Total change in estimated value per share	**(1.16)**
November 2019 estimated value per share	**$3.79**

1 Based on the estimated value of KBS REIT II's assets less the estimated value of KBS REIT II's liabilities, divided by the number of shares outstanding, all as of September 30, 2019, except for certain items discussed in the Valuation 8-K for which estimated values were adjusted subsequent to September 30, 2019.
2 Operating cash flow reflects modified funds from operations ("MFFO") adjusted to add back the amortization of deferred financing costs. KBS REIT II computes MFFO in accordance with the definition included in the practice guideline issued by the IPA in November 2010.

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15

Campus Drive Properties (100 & 200 Campus Drive and 300-600 Campus Drive) Significant Real As of September 30, 2019, the Campus Drive Properties were classified as held for sale and the value was based on the contractual sales price less estimated closing credits. The value declined $56.3 million (15.7%) from the December 2018 Estate Changes appraised value primarily due to the following: • Despite renovations to modernize the park, the addition of ample amenities and creative connectivity to rail via a proprietary shuttle service, certain institutional investors that would have previously been in the market for this asset have either too much exposure in suburban office or have moved away from suburban properties and thus did not pursue the asset. • With institutions on the side line, the asset is too large for small and mid-sized investors, who otherwise like the asset, but are unable to put the funds together without an institutional partner. • A buyer has been selected and signed a purchase and sale agreement for a $311 million gross sale price with a $4.0 million hard deposit and a closing date of December 16, 2019. The buyer has two closing extension rights through January 16, 2020 and through January 31, 2020, both for an additional $1.0 million deposit. Union Bank The value declined $15.0 million (6.0%) from the December 2018 appraised value primarily due to the following • Union Bank gave back approximately 43,000 SF more than was previously anticipated in the prior year appraisal. • TI spend for unleased suites have increased from the prior appraisal. • Building improvements to the interior, lobby & coral tree plaza were higher than anticipated in the prior year appraisal. • The land north of the office tower was deemed historic by the LA Conservancy and no value was associated to that land in the current year appraisal as it cannot be developed further. ===>)?@A>BC2 )%

The November 2019 estimated value per share was performed in accordance with the provisions of and also to comply with Stockholder the IPA Valuation Guidelines. As with any valuation methodology, the methodologies used are based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per share of KBS REIT II’s common stock, and this difference could be significant. Performance The estimated value per share is not audited and does not represent the fair value of KBS REIT II’s assets less the fair value of KBS REIT II’s liabilities according to GAAP. KBS REIT II can give no assurance that: The November 2019 updated estimated • a stockholder would be able to resell his or her shares at • independent third-party appraiser or third-party value per share is based solely on the KBS REIT II’s estimated value per share; valuation firm would agree with KBS REIT II’s estimated value per share; or estimated value of KBS REIT II’s assets less • KBS REIT II’s shares of common stock would trade at the estimated value per share on a national securities • the methodology used to determine KBS REIT II’s the estimated value of KBS REIT II’s exchange; estimated value per share would be acceptable to FINRA liabilities as of September 30, 2019, or for compliance with ERISA reporting requirements. except for certain items discussed in the The value of KBS REIT II’s shares will fluctuate over time in response to developments related to individual assets in KBS REIT II’s Valuation 8-K for which estimated values portfolio and the management of those assets, the real estate and finance markets and due to other factors. KBS REIT II’s estimated were adjusted subsequent to September value per share does not reflect a discount for the fact that KBS REIT II is externally managed, nor does it reflect a real estate portfolio premium/discount versus the sum of the individual property values. KBS REIT II’s estimated value per share does not take into 30, 2019. account estimated disposition costs and fees for real estate properties, debt prepayment penalties that could apply upon the prepayment of certain of KBS REIT II’s debt obligations or the impact of restrictions on the assumption of debt. KBS REIT II has generally incurred disposition costs and fees related to the sale of each real estate property since inception of 1.7% to 4.4% of the gross sales price less concessions and credits, with the weighted average being approximately 2.4%. The November 13, 2019 estimated value per share does not represent a liquidation value of KBS REIT II’s assets and liabilities. If the Plan of Liquidation is approved by the stockholders and KBS REIT II is able to successfully implement the plan, KBS REIT II estimates that its net proceeds from liquidation and, therefore, the amount of cash the stockholders would receive for each share of KBS REIT II’s common stock they then hold, could range between approximately $3.40 and $3.83 per share. See Slide 19 “Liquidation Discussion.” ===>)?@A>BC2 )&

KBS

Stockholder Performance

Hypothetical Performance of Early and Late Investor

$14.18 total value[1] for early cash investors

$12.62 total value[1] for late cash investors

Assumes all distributions received in cash through November 2019

Breakdown of Early Cash Investor Value


Offering... $10.00
2011 $12.27 $10.11 $2.16
2012 $13.10 $10.29 $2.81
2013 $13.80 $10.29 $0.05 $3.46
Sep-2014 $14.55 $6.05 $4.55 $3.95
Dec-2014 $14.46 $5.86 $4.55 $4.05
Dec-2015 $14.52 $5.62 $4.55 $4.35
Dec-2016 $14.67 $5.49 $4.55 $4.63
Dec-2017 $14.35 $4.89 $4.55 $4.91
Dec-2018 $14.66 $4.95 $4.55 $5.16
Nov-2019 $14.18 $3.79 $5.00 $5.39

Breakdown of Late Cash Investor Value


Offering... $10.00
2011 $10.76 $10.11 $0.65
2012 $11.59 $10.29 $1.30
2013 $12.24 $10.29 $0.05 $1.90
Sep-2014 $12.99 $6.05 $4.55 $2.38
Dec-2014 $12.90 $5.86 $4.55 $2.49
Dec-2015 $12.96 $5.62 $4.55 $2.79
Dec-2016 $13.11 $5.49 $4.55 $3.07
Dec-2017 $12.79 $4.89 $4.55 $3.35
Dec-2018 $13.09 $4.95 $4.55 $3.59
Nov-2019 $12.62 $3.79 $5.00 $3.83

Regular Distributions   Special Distributions   Estimated Value Per Share

1 Total value equals (i) cumulative distributions paid through November 30, 2019 plus (ii) the November 2019 estimated value per share of $3.79. This does not take into consideration selling and liquidation costs.

"Cumulative distributions" for an early cash investor and a late cash investor assumes all distributions received in cash and no share redemptions, and reflect the cash payment amounts (all distributions paid since investment) per share for a hypothetical investor who invested on June 24, 2008 and December 31, 2010, respectively. The "offering price" of $10.00 reflects the price most investors paid to purchase shares in the primary initial public offering. For estimated value per share information, see KBS REIT II's Current Reports on Form 8-K filed with the SEC on December 21, 2011, December 19, 2012, December 19, 2013, December 4, 2014, December 9, 2015, December 15, 2016, December 11, 2017, December 7, 2018 and November 15, 2019.

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18

Following a lengthy process of evaluating strategic alternatives, the Company’s board of directors and a committee composed of independent directors (the “Special Committee”) each has unanimously determined (i) Liquidation that a liquidation of the Company pursuant to a plan of complete liquidation and dissolution of the Company on terms described in the Company’s definitive proxy statement that will be filed with the SEC and sent or given to Discussion stockholders (the “Plan of Liquidation”) is in the Company’s best interest and the best interest of its stockholders and (ii) that the terms of the Plan of Liquidation are fair to the Company’s stockholders, advisable and in the stockholders’ best interest. Pursuant to the Plan of Liquidation, the Company would sell all of its remaining properties, pay all of its known liabilities, provide for the payment of its unknown or contingent liabilities, distribute its remaining cash to its stockholders, wind up its operations and dissolve. Pursuant to Maryland law and the Company’s charter, the Plan of Liquidation must be approved by the affirmative vote of a majority of all of the shares of common stock entitled to vote thereon. The Company currently estimates that, if the Plan of Liquidation Proposal is approved by its stockholders and the Company is able to implement the plan successfully, the Company’s net proceeds from liquidation and, therefore, the amount of cash that each stockholder would receive for each share of the Company’s common stock that each stockholder then holds, would range between approximately $3.40 and $3.83 per share. The Company expects to pay liquidating distributions to its stockholders during the liquidation process and to pay the final liquidating distribution after it sells all of its properties, pays all of its known liabilities and provides for unknown liabilities, which activities the Company expects to complete within 24 months after stockholder approval of the Plan of Liquidation. A final liquidating distribution to the Company’s stockholders may not be paid until all of its liabilities have been satisfied. There can be no assurances regarding the amounts of any distributions or the timing thereof. ===>)?@A>BC2 )(

Stockholder Hypothetical Performance of Early and Late Investors Performance Assumes All Distributions Received in Cash and Stockholder has Held Shares Since Dates Shown Based on liquidation range Range in Estimated Cumulative Cash Liquidation Proceeds Range in Selling and Distributions Received Per Share Total Liquidation Costs through November 2019 As of November 13, 2019 Early Investor: Invested at Escrow Break (June 24,2008) $10.39 $3.55 - $3.99 (0.15) - (0.16) $13.79 - $14.22 Late Investor: Invested at Close of Public Offering (December 31, 2010) $8.83 $3.55 - $3.99 (0.15) - (0.16) $12.23 - $12.66 ===>)?@A>BC2 !*!*")

e KBS REIT II’s expectations about the amount of liquidating distributions that it will pay and when it will pay them Challenges and are based on estimates and assumptions, one or more of which may be incorrect, which could result in the actual amount of liquidating distributions to be more or less than the REIT estimates and the liquidating Risks distributions may be paid later than it predicts. e Many factors could affect the amounts available for distribution, including, among other things, the ultimate sale price of each asset, changes in market demand for office properties during the sales process, the amount of taxes, transaction fees and expenses relating to the Plan of Liquidation, and unanticipated or contingent liabilities that could arise. e There can be no assurance that the Plan of Liquidation will maximize stockholder value to a greater extent at this time than would otherwise occur through other alternatives considered by the board of directors and Special Committee, and described in the Preliminary Proxy Statement. e KBS REIT II’s directors and officers and the Advisor and its affiliates have conflicts of interest that may influence their support of the Plan of Liquidation and may cause them to manage the liquidation in a manner not solely in the best interest of the REIT’s stockholders. ===>)?@A>BC2 !)!)")

Property Updates !!!!

KBS

District | 237
San Jose, CA


475
450
400
350
300
250
200
100
Sold 3 Bldgs. in 2018 for $97.4 mm
3Q19 Fully Leased to NXP
Marketing for Lease
1Q19 Fully Leased to CDK
3Q19 Lease Under Negotiation for both buildings

- District | 237 (formerly Corporate Technology Centre) was re-branded and repositioned in early 2019 after the vacancy of Ericsson which allowed KBS to better position the asset for today's technology companies. The newly branded District | 237 comprises five buildings ranging in size from 46,000 square feet to 100,000 square feet.
- In the first quarter of 2019, KBS executed a full-building lease at 250 Holger Way with CDK Global for 76,000 SF.
- In the third quarter of 2019, KBS was successful with another full building lease to NXP for 96,500 square feet at 350 Holger Way.
- KBS is currently negotiating a lease with a large company for the 100 Headquarters Drive and 200 Holger Way buildings which if completed would total approximately 143,000 SF.
- If the aforementioned leases are completed, the only remaining building to lease up would be 300 Holger Way.

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23

Granite Tower Before Renovations Denver, CO e We continue to complete our renovation and repositioning strategy at the property. ===>)?@A>BC2 !#

Granite Tower Renovations Underway Denver, CO ===>)?@A>BC2 !$

REIT II Goals & Objectives Continue to strategically sell assets and pay special distributions Negotiate lease renewals or new leases that facilitate the sales process and enhance property stability for prospective buyers Complete capital projects, such as renovations or amenity enhancements, to attract quality buyers Obtain final stockholder approval to complete the plan of liquidation ===>)?@A>BC2 !%

Q&A For additional questions, contact KBS Capital Markets Group Investor Relations (866) 527-4264 !&